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PARTNERS Matthew D. Bersani Nils Eliasson	Sidharth Bhasin † Colin Law	Brian G. Burke Paloma P. Wang	Lorna Xin Chen Alan Y.L. Yeung	Peter C.M. Chen

REGISTERED FOREIGN LAWYERS
Andrew D. Ruff ‡	Shichun Tang ‡	Xiaogang Wang ‡

April 7, 2017

Confidential Submission via EDGAR

Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                                                     Hexindai Inc.

Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam,

On behalf of Hexindai Inc., a Cayman Islands exempted company with limited liability (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) for confidential non-public review by the staff of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Company qualifies as an “emerging growth company” as defined in section 2(a)(19) of the Securities Act. The Draft Registration Statement relates to the initial public offering of the Company’s American depositary shares. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in this submission its audited consolidated financial statements as of March 31, 2015 and 2016 and for each of the two years ended March 31, 2015 and 2016, and unaudited interim condensed consolidated financial statements as of September 30, 2015 and 2016 and for each of the six-month periods ended September 30, 2015 and 2016.

As an emerging growth company, the Company has included in the Draft Registration Statement selected financial information as of and for the years ended March 31, 2015 and 2016 and the six-month periods ended September 30, 2015 and 2016.

Waiver of the Requirement of Item 8.A.4 of Form 20-F

The Company respectfully requests that the Commission waive the requirement of Item 8.A.4 of Form 20-F, which states that in the case of a company’s initial public offering (“IPO”), the Registration Statement on Form F-1 must contain audited financial statements of a date not older than 12 months from the date of the offering unless a waiver is obtained. See also Division of Corporation Finance, Financial Reporting Manual, Section 6220.3.

The Company is submitting this waiver request pursuant to Instruction 2 to Item 8.A.4 of Form 20-F, which provides that the Commission will waive the 12-month age of financial statements requirement “in cases where the company is able to represent adequately to us that it is not required to comply with this requirement in any other jurisdiction outside the United States and that complying with this requirement is impracticable or involves undue hardship.” See also the Staff’s 2004 release entitled International Reporting and Disclosure Issues in the Division of Corporation Finance (available on the Commission’s website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm) at Section III.B.c, in which the Staff note that:

“the instruction indicates that the staff will waive the 12-month requirement where it is not applicable in the registrant’s other filing jurisdictions and is impracticable or involves undue hardship. As a result, we expect that the vast majority of IPOs will be subject only to the 15-month rule. The only times that we anticipate audited financial statements will be filed under the 12-month rule are when the registrant must comply with the rule in another jurisdiction, or when those audited financial statements are otherwise readily available.” (emphasis added)

In connection with this request, the Company has made representations to the Commission in a letter submitted concurrently herewith.

The Company plans to include in a revised Registration Statement its audited consolidated financial statements as of and for the fiscal year ended March 31, 2017.

If you have any questions concerning the foregoing, or if you require additional information, please do not hesitate to contact me at (852) 2978 8028.

Very truly yours,

/s/ Stephanie Tang
Stephanie Tang

cc: Mr. Xiaobo An, Chairman, Hexindai Inc.
Mr. Zhou Xinming, Chief executive officer, Hexindai Inc.
Mr. Zhang Qisen (Johnson), Chief financial officer, Hexindai Inc.

† Non-resident Partner

‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP

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